SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 17)*

                                   Cache, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   127150-30-8
                                 (CUSIP Number)

      Andrew M. Saul, c/o Cache, Inc., 1460 Broadway, New York, N.Y. 10036
                            Telephone (212) 575-3200
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 14, 2003
             (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)


--------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  127150-30-8
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Andrew M. Saul
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: OO

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: 1,420,232 SHARES
______________________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 5,000

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 1,420,232

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 5,000
------------------------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                        1,425,232
------------------------------------------------------------------------------
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
           (11) EXCLUDES CERTAIN SHARES**                               / /
------------------------------------------------------------------------------
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.4%
------------------------------------------------------------------------------
      (14) TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 2 OF 13 PAGES

CUSIP No.  127150-30-8
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Joseph E. Saul
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: PF, OO
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e):                               / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: 733,308 SHARES
______________________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 605,188 OWNED BY
______________________________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 733,308 REPORTING
______________________________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 605,188
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 1,338,496

------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 13.5%
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 3 OF 13 PAGES

CUSIP No.  127150-30-8
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Trust f/b/o
                                    Jennifer B. Saul pursuant to Trust
                                    Agreement dated March 28, 1985
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: 00

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 302,594

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 302,594
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 302,594
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 3.1%
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: 00

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 4 OF 13 PAGES

CUSIP No.  127150-30-8
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Trust f/b/o
                                    Kimberly E. Saul pursuant to Trust
                                    Agreement dated March 28, 1985
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: 00

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 302,594

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 302,594
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 302,594
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 3.1%
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: 00

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 5 OF 13 PAGES

CUSIP No.  127150-30-8
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Trust f/b/o
                                    Jennifer Saul pursuant to Trust
                                    Agreement dated December 18, 1984
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: 00

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: -0-

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: -0-
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: -0-
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 0%
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: 00

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 6 OF 13 PAGES

CUSIP No.  127150-30-8
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Trust f/b/o
                                    Kimberly Saul pursuant to Trust
                                    Agreement dated December 18, 1984
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: 00

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: -0-
OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: -0-
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: -0-
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 0%
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: 00

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 7 OF 13 PAGES

CUSIP No.  127150-30-8
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON:
                                    Norma G. Saul
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**: PF, OO

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER:  900,400

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER:  605,188

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER:  900,400

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 605,188
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:  1,505,588
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 15.2%
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **: IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 8 OF 13 PAGES

          This statement constitutes Amendment No. 17 to the Schedule 13D dated December 11, 1986, as amended on January 8, 1987, January 21, 1987, April 9, 1987, August 20, 1987, September 30, 1987, January 18, 1989, May 11, 1989,
October 24, 1991, February 10, 1993, May 9, 1994, September 15, 1994, October 27, 1994, August 22, 1997, September 11, 1997, December 29, 1997 and December 27, 2000 (as so amended, the "Schedule 13D"), and is filed by Andrew M. Saul, Joseph E. Saul, Norma G. Saul, Trust f/b/o Jennifer B. Saul pursuant to Trust Agreement dated March 28, 1985 (the "85 J. Saul Trust"), Trust f/b/o Kimberly E. Saul pursuant to Trust Agreement dated March 28, 1985 (the "85 K. Saul Trust"), Trust f/b/o Jennifer Saul pursuant to Trust Agreement dated December 18, 1984 (the "84 J. Saul Trust") and Trust f/b/o Kimberly Saul pursuant to Trust Agreement dated December 18, 1984 (the "84 K. Saul Trust", and together with the 85 J. Saul Trust, the 85 K. Saul Trust and the 84 J. Saul Trust, the "Trusts") (collectively, the "Group Members"), with respect to the common stock, $.01 par value per share (the "Common Stock") of Cache, Inc. (the "Company"), a Florida corporation. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

          Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

This amendment relates to the sale of the shares of the Company's Common Stock as more fully described in Items 4 and 5(c) below.

Item 4.  Purpose of Transaction
         ----------------------

Item 4 is hereby amended by adding the following:

On July 8, 2003, the Group Members and certain other shareholders of the Company listed on Schedule B to the Underwriting Agreement and the Company entered into an underwriting agreement (the "Underwriting Agreement") with Thomas Weisel Partners LLC, US Bancorp Piper Jaffrey Inc. and SG Cowen Securities Corporation as representative of the other underwriters listed on Schedule A thereto (together, the "Underwriters") providing for the sale by certain Group Members and such other shareholders of the Company of 2,975,000 shares of Common Stock and the sale by the Company of 300,000 shares of Common Stock (collectively the "Offered Securities"), 2,164,926 of which were to be sold by certain Group Members as more fully described in Item 5(c) below, to the Underwriters at a price of $16.92. The Underwriters resold the Offered Securities to the public at $18.00 per share. The transaction closed on July 14, 2003.


                               PAGE 9 OF 13 PAGES

The Underwriting Agreement also provides the Underwriters with an option to purchase an additional 491,000 shares of Common Stock that may be exercised by the Underwriters at any time not more than 30 days after the date of the related prospectus. The Underwriters exercised the option on July 21, 2003 (the "Over-Allotment Option") and an additional 316,000 shares were sold by certain Group Members as more fully described in Item 5(c) below.

     Item 5.  Interest in Securities of the Issuer
              ------------------------------------

          Item 5(a) is hereby amended and restated as follows:

          (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 9,906,150 shares outstanding, which is the total number of shares of Common Stock outstanding as of July 25, 2003, as reflected in the Company's registration statement on Form S-2 filed with the Securities and Exchange Commission on July 18, 2002, as amended on June 13, 2003 and July 8, 2003.

          As of the close of business on July 25, 2003:

          Andrew M. Saul may be deemed to own beneficially 1,425,232 shares of Common Stock (14.4%), if all shares owned by him or issuable pursuant to rights owned by him are deemed outstanding (including the shares owned by the Trusts of which Andrew Saul is a trustee, and the shares owned by the A. Saul Foundation, of which Andrew Saul is a director, but excluding all shares issuable pursuant to rights held by persons other than Andrew Saul, the Trusts of which Andrew Saul is a trustee and the A. Saul Foundation), consisting of (i) 1,420,232 shares of Common Stock owned by Andrew Saul, and (ii) 5,000 shares of Common Stock owned by the A. Saul Foundation of which A. Saul is a director. Andrew Saul, his wife Denise, and his daughters Jennifer Saul and Kimberly Saul comprise the Board of Directors of the A. Saul Foundation and Andrew Saul is its President. Andrew Saul, in his capacity as one of the directors of the A. Saul Foundation, may be deemed to have shared voting power and disposition power over the shares held by such foundation. Andrew Saul disclaims beneficial ownership of the shares not directly owned or under rights owned by him.

          Joseph E. Saul may be deemed to own beneficially 1,338,496 shares of Common Stock (13.5%), if all shares owned by him or issuable pursuant to rights owned by him are deemed outstanding (including the shares owned by the Trusts of which Joseph Saul is a trustee, and the shares owned by the J. Saul Foundation, of which Joseph Saul is a director, but excluding all shares issuable pursuant to rights held by persons other than Joseph Saul, the Trusts of which Joseph Saul is a trustee and the J. Saul Foundation), consisting of (i) 733,308 shares of Common Stock owned by Joseph Saul, (ii) 302,594 shares of Common Stock owned by the 85 J. Saul Trust of which Joseph Saul is a trustee, and (iii) 302,594 shares of Common Stock owned by the 85 K. Saul Trust of which Joseph Saul is a trustee Joseph Saul, in his capacity as one of the trustees of the trusts referenced in (ii) and (iii) above, may be deemed to have shared voting power and disposition power over the shares of Common Stock owned by such trusts. Joseph Saul disclaims beneficial ownership of the shares not directly owned or under rights owned by him.


                               PAGE 10 OF 13 PAGES

          Norma Saul may be deemed to own beneficially 1,505,588 shares of Common Stock (15.2%) if all shares owned by her or issuable pursuant to rights owned by her are deemed outstanding (including the shares owned by the Trusts of which Norma Saul is a trustee and the shares owned by the J. Saul Foundation, of which Norma Saul is a director, but excluding all shares issuable pursuant to rights held by persons other than Norma Saul, the Trusts of which Norma Saul is a trustee and the J. Saul Foundation, consisting of (i)900,400 shares of Common Stock owned by Norma Saul, (ii) 302,594 shares of Common Stock owned by the 85
J. Saul Trust of which Norma Saul is a trustee, and (iii) 302,594 shares of Common Stock owned by the 85 K. Saul Trust of which Norma Saul is a trustee. Norma Saul, in her capacity as one of the trustees of the trusts referenced in
(ii) and (iii) above, may be deemed to have shared voting power and disposition power over the shares of Common Stock owned by such trusts. Norma Saul disclaims beneficial ownership of the shares not directly owned or under rights owned by her.

          The Trust f/b/o Jennifer Saul pursuant to Trust Agreement dated March 28, 1985 may be deemed to beneficially own 302,594 shares of Common Stock (3.1%). The Trust f/b/o Kimberly Saul pursuant to Trust Agreement dated March 28, 1985 may be deemed to beneficially own 302,594 shares of Common Stock (3.1%).

          The Trust f/b/o Jennifer Saul pursuant to Trust Agreement dated December 18, 1984 may be deemed to beneficially own no shares of Common Stock (0%). The Trust f/b/o Kimberly Saul pursuant to Trust Agreement dated December 18, 1984 may be deemed to beneficially own no shares of Common Stock (0%).

          The Group as a whole may be deemed to own beneficially 3,664,128 shares of Common Stock, constituting approximately 37.0% of the shares outstanding.

         Item 5 (c) is amended and restated as follows:

         (c) Andrew Saul on July 14, 2003 sold 1,037,426 shares of the Company's Common Stock in an underwritten public offering and on July 25, 2003 sold an additional 127,500 shares as a result of the exercise by the underwriters of an over-allotment option. Each of the 85 J. Saul Trust and the 85 K. Saul Trust on July 14, 2003 sold 359,470 shares of the Company's Common Stock in an underwritten public offering and on July 25, 2003 sold an additional 94,250 shares as a result of the exercise by the underwriters of an over-allotment option. Each of the 84 J. Saul Trust and the 84 K. Saul Trust on July 14, 2003 sold 140,530 shares of the Company's Common Stock in an underwritten public offering. The A. Saul Foundation on July 14, 2003 sold 20,000 shares of the Company's Common Stock in an underwritten public offering. The J. Saul Foundation on July 14, 2003 sold 107,500 shares of the Company's common stock in an underwritten public offering.


                               PAGE 11 OF 13 PAGES

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following:

LOCK UP AGREEMENT

In connection with the offering of the Offered Securities, each of the Group Members agreed that from the date of the lockup agreement until the date that is 90 days after the date of the prospectus and other than the Over Allotment Option, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, each of the Group Members agreed that, without the prior written consent of Thomas Weisel Partners (which consent may be withheld in its sole discretion), it will not, during such period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock and waived any registration rights relating to registration under the Securities Act of any Common Stock owned either of record or beneficially by such reporting person, including any rights to receive notice of the public offering. The foregoing description of the Lock Up Agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

UNDERWRITING AGREEMENT

On July 8, 2003, the Group Members entered into the Underwriting Agreement relating to the sale of the Offered Securities to the Underwriters at a price of $16.92 per share. The Underwriting Agreement contains customary terms and conditions. The Underwriting Agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein. See also Item 4.

Item 7.           Material to be Filed as Exhibits

Exhibit 1 -- Form of Lock Up Agreement by and among Thomas Weisel Partners LLC, US Bancorp Piper Jaffray Inc. and SG Cowen Securities Corporation as representatives of the underwriters listed in Schedule A to the Underwriting Agreement and the Selling Shareholders party thereto.

Exhibit 2 -- Underwriting Agreement, dated as of July 8, 2003 by and among Thomas Weisel Partners LLC, US Bancorp Piper Jaffray Inc. and SG Cowen Securities Corporation as representatives of the underwriters listed in Schedule A thereto, the Company and the Selling Shareholders listed in Schedule B thereto.

                               PAGE 12 OF 13 PAGES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 19, 2003


                              /s/ Andrew M. Saul
                              -------------------
                              Andrew M. Saul

                              /s/ Andrew M. Saul
                              -------------------
                              Joseph E. Saul
                              by Andrew M. Saul
                              as Attorney in Fact

                              /s/ Andrew M. Saul
                              -------------------
                              Norma G. Saul
                              by Andrew M. Saul
                              as Attorney in Fact

                              TRUST f/b/o JENNIFER B. SAUL pursuant to
                              Trust Agreement dated March 28, 1985

                              By:  /s/ Andrew M. Saul
                                   -----------------------
                                   Joseph E. Saul, Trustee
                                   by Andrew M. Saul
                                   as Attorney in Fact

                              TRUST f/b/o KIMBERLY E. SAUL pursuant to
                              Trust Agreement dated March 28, 1985

                              By:  /s/ Andrew M. Saul
                                   -----------------------
                                   Joseph E. Saul, Trustee
                                   by Andrew M. Saul
                                   as Attorney in Fact

                              TRUST f/b/o JENNIFER B. SAUL pursuant to
                              Trust Agreement dated December 18, 1984

                              By:  /s/ Andrew M. Saul
                                   -----------------------
                                   Andrew M. Saul, Trustee

                              TRUST f/b/o KIMBERLY E. SAUL pursuant to
                              Trust Agreement dated December 18, 1984

                              By:  /s/ Andrew M. Saul
                                   -----------------------
                                   Andrew M. Saul, Trustee


                               PAGE 13 OF 13 PAGES